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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT
      PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                            HAMBRECHT & QUIST GROUP
                           (NAME OF SUBJECT COMPANY)

                         BRIDGE ACQUISITION CORPORATION
                        THE CHASE MANHATTAN CORPORATION
                                   (BIDDERS)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   406545103
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                            WILLIAM H. MCDAVID, ESQ.

                                GENERAL COUNSEL
                        THE CHASE MANHATTAN CORPORATION
                                270 PARK AVENUE
                            NEW YORK, NEW YORK 10017
                           TELEPHONE: (212) 270-6000
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
          TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                    COPY TO:
                               LEE MEYERSON, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                           TELEPHONE: (212) 455-2000

                           CALCULATION OF FILING FEE

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             TRANSACTION VALUATION*                               AMOUNT OF FILING FEE**
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                 $1,494,022,750                                          $298,805
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

  * Based on the offer to purchase all of the outstanding shares of Common Stock of the Subject Company at a purchase price of $50 cash per share and 24,595,169 shares issued and outstanding, outstanding options with respect to 5,278,958 shares, options granted subject to issuance with respect to 4,934 shares and outstanding warrants with respect to 1,394 shares, in each case as of September 27, 1999.
 **  1/50 of 1% of Transaction Valuation.
[ ]  CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY
     RULE 0-11(a)(2) AND IDENTIFY THE FILING WITH WHICH THE
     OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS
     FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR
     SCHEDULE AND THE DATE OF ITS FILING.

Amount Previously Paid:                             Filing Party:
Form of Registration No.:                           Date Filed:

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     This Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1")
relates to the offer by Bridge Acquisition Corporation, a Delaware corporation ("Purchaser"), to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Hambrecht & Quist Group, a Delaware corporation (the "Company"), at a purchase price of $50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 4, 1999 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as amended from time to time, constitute the "Offer"), a copy of which is attached hereto as Exhibit (a)(2). Purchaser is a subsidiary of The Chase Manhattan Corporation, a Delaware corporation ("Parent").

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Hambrecht & Quist Group. The information set forth in Section 7 ("Certain Information Concerning the Company") of the Offer to Purchase is incorporated herein by reference.

     (b) The exact title of the class of equity securities being sought in the Offer is Common Stock, par value $0.01 per share, of the Company. The information set forth in the Introduction of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(d) and (g) This Statement is filed by Purchaser and Parent. The information set forth in Section 8 ("Certain Information Concerning Purchaser and Parent") of the Offer to Purchase and in Schedule I thereto is incorporated herein by reference.

     (e) and (f) During the last five years, neither Purchaser nor Parent nor, to the best knowledge of Purchaser or Parent, any of the persons listed in
Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) and (b) The information set forth in Section 8 ("Certain Information Concerning Purchaser and Parent"), Section 10 ("Background of the Offer; Contacts with the Company"), Section 11 ("The Merger Agreement and Other Agreements") and Section 12 ("Purpose of the Offer; The Merger; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) The information set forth in Section 9 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

     (b) and (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(g) The information set forth in the Introduction, Section 10 ("Background of the Offer; Contacts with the Company"), Section 11 ("The Merger Agreement and Other Agreements"), Section 12 ("Purpose of the Offer; The Merger; Plans for the Company") and Section 14 ("Effect of the Offer on the Market for the Shares; Stock Exchange Listing and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) and (b) The information set forth in the Introduction, Section 8 ("Certain Information Concerning Purchaser and Parent") and Section 11 ("The Merger Agreement and Other Agreements") of the Offer to Purchase is incorporated herein by reference.

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

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the Introduction, Section 10 ("Background of the Offer; Contacts with the Company"), Section 11 ("The Merger Agreement and Other Agreements") and Section 12 ("Purpose of the Offer; The Merger; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the Introduction and Section 17 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in Section 8 ("Certain Information Concerning Purchaser and Parent") of the Offer to Purchase is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.

     (a) The information set forth in Section 11 ("The Merger Agreement and Other Agreements") is incorporated herein by reference.

     (b) and (c) The information set forth in Section 11 ("The Merger Agreement and Other Agreements") and Section 16 ("Certain Legal Matters and Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 14 ("Effect of the Offer on the Market for the Shares; Stock Exchange Listing and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

     (e) None.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1) Offer to Purchase dated October 4, 1999.
     (a)(2) Form of Letter of Transmittal.
     (a)(3) Form of Notice of Guaranteed Delivery.
     (a)(4) Form of Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.
     (a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.
     (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
     (a)(7) Summary Advertisement as published on October 4, 1999.
     (a)(8) Joint Press Release issued by Parent and the Company on September 28, 1999.
     (b)    Not applicable.
     (c)(1) Agreement and Plan of Merger, dated as of September 27, 1999, by and among Parent, Purchaser and the Company.
     (c)(2) Tender and Voting Agreement, dated September 27, 1999, among Parent and certain officers and directors of the Company named therein.
     (c)(3) Stock Option Agreement, dated as of September 27, 1999, between Parent and the Company.
     (c)(4) Employment Agreement, dated as of September 27, 1999, between Chase Securities Inc. and Daniel H. Case III.
     (c)(5) Confidentiality Agreement dated February 8, 1999, between Parent and the Company.
     (c)(6) Confidentiality Agreement dated March 29, 1999, between Parent and the Company.
     (d)    Not applicable.
     (e)     Not applicable.
     (f)     Not applicable.

                                   SIGNATURE

     After due inquiry and to the best of our knowledge and belief, we hereby certify that the information set forth in this Statement is true, complete and correct.

                                          THE CHASE MANHATTAN CORPORATION

                                          By:    /s/ WILLIAM H. MCDAVID
                                            ------------------------------------
                                            Name: William H. McDavid
                                            Title: General Counsel

                                          BRIDGE ACQUISITION CORPORATION

                                          By:    /s/ WILLIAM H. MCDAVID
                                            ------------------------------------
                                            Name: William H. McDavid
                                            Title: Vice President and Secretary

Date: October 4, 1999

                                        4
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                                 EXHIBIT INDEX

EXHIBIT
  NO.                              DESCRIPTION
-------                            -----------
11(a)(1)   Offer to Purchase dated October 4, 1999.
11(a)(2)   Form of Letter of Transmittal.
11(a)(3)   Form of Notice of Guaranteed Delivery.
11(a)(4)   Form of Letter from the Dealer Manager to Brokers, Dealers,
           Commercial Banks, Trust Companies and Nominees.
11(a)(5)   Form of Letter to Clients for use by Brokers, Dealers,
           Commercial Banks, Trust Companies and Nominees.
11(a)(6)   Guidelines for Certification of Taxpayer Identification
           Number on Substitute Form W-9.
11(a)(7)   Summary Advertisement as published on October 4, 1999.
11(a)(8)   Joint Press Release issued by Parent and the Company on
           September 28, 1999.
11(c)(1)   Agreement and Plan of Merger, dated as of September 27,
           1999, by and among Parent, Purchaser and the Company.
11(c)(2)   Tender and Voting Agreement, dated September 27, 1999, among
           Parent and certain officers and directors of the Company
           named therein.
11(c)(3)   Stock Option Agreement, dated as of September 27, 1999,
           between Parent and the Company.
11(c)(4)   Employment Agreement, dated as of September 27, 1999,
           between Chase Securities Inc. and Daniel H. Case III.
11(c)(5)   Confidentiality Agreement dated February 8, 1999, between
           Parent and the Company.
11(c)(6)   Confidentiality Agreement dated March 29, 1999, between
           Parent and the Company.

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